UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20459

FORM 20-F/A

(Mark One)

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________________

For the transition period from _________________ to

Commission file number _____________________________________________________________________

CALENDAR PROFITS LIMITED

 (Exact name of Registrant as specified in its charter)

 (Translation of Registrant’s name into English)

British Virgin Islands

 (Jurisdiction of incorporation or organization)

27F Two Exchange Square, 8 Connaught Place, Central, Hong Kong

(Address of principal executive offices)

Qiang Wu, 27/F Two Exchange Square, 8 Connaught place, Central, Hong Kong
Tel. 852-2842-5865, Fax 852-2842-6868

 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:  None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Ordinary Shares

(Title of Class)

Securities for which there is reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.  2,500,000 ordinary shares with no par value.

Indicate by check mark if the registrant is a well-known season issuer, as defined in Rule 405 of the Securities Act.   ☐ Yes    ☒  No

If this report is an annual or  transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.      ☐  Yes      ☐  No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for shorter period that the registrant was required t file such reports), and (2) has been subject to such filing requirements for the past 90 days.     ☐  Yes      ☐  No

Indicate by check mark whether the registrant is a large accelerated filed, an accelerated filer, or a non-accelerated filed.  See definition of “accelerated filer and large accelerated filer”) in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒

If   “Other”  has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17☐       Item 18☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes     ☐ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 1, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
☐ Yes     ☐ No

TABLE  OF CONTENTS

		Page

PRELIMINARY NOTES

PART I

Item 1	Identity of Directors, Senior Management and Advisers	3
Item 2.	Offer Statistics and Expected Timetable	3
Item 3.	Key Information	3
Item 4.	Other Information	7
Item 5.	Operating and Financial Review and Prospects	8
Item 6.	Directors, Senior Management and Employees	9
Item 7.	Major Shareholders and Related Party Transactions	10
Item 8.	Financial Information	10
Item 9.	The Offer and Listing	10
Item 10.	Additional Information	11
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	12
Item 12.	Description of Securities Other than Equity Securities	12

	PART II
	Not Required.

	PART III

Item 17.	Financial Statements	12
Item 18.	Financial Statements	F-1 - F-13
Item 19.	Exhibits	12
SIGNATURES		13

Pursuant to General Instruction E(a) of Form 20-F, this registration statement filed under the Securities Exchange Act of 1934 includes only the information specified in Part I and Part III.

Pursuant to General Instruction E(c) of Form 20-F, the registrant has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

PRELIMINARY NOTE

Foreign Private Issuer:  Calendar Profits Limited (hereinafter referred to as “we” or the “Company”) is a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act of 1934.  As a result, we are eligible to file this registration statement pursuant to Section 12(g) of the Securities Exchange Act of 1934 Act on Form 20-F and to file interim reports on Form 6-K.

International Financial Reporting Standards:    Our financial statements and the related notes have been prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRS as adopted by the EU. IFRS as adopted by the EU differ in certain respects from IFRS as issued by the IASB, however, the differences have no impact on the Company’s financial statements for the years presented.  References to “IFRS” hereafter should be construed as reference to IFRS as issued by the IASB.

Forward-Looking Information: This registration statement contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Such forward-looking statements are subject to important risks,  uncertainties and other factors, including those set forth under “ Item 3.D. Risk Factors” and elsewhere in this registration statement, that could cause actual results to differ materially from those stated in the  forward-looking statements.  Any statements in this registration statement that are not statements of  historical fact may be deemed “forward-looking” statements.  Forward-looking statements often may  be identified by terminology such as “intend,” “should,” “expect,” “seek,” “may,” “plan,” “anticipate,” “will,” “believe,” “estimate,” “project,” “predict,” and the negative and variations of such words and comparable terminology.  While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment concerning future events, the risks and uncertainties involved in such forward-looking statements may cause actual results, performance and achievements to differ materially from any estimates, predictions, projections or plans about future events.  Statements containing forward-looking information are necessarily based upon a number of factors and assumptions that, while considered reasonable by us as of the date of such statements, are inherently subject to significant business and economic risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as otherwise required by law, we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statements are based.

PART I

Item 1.  Identity of Directors, Senior Management and Advisers

A.  Our directors and senior management are:

Qiang Wu, CEO and Director.  27F Two Exchange Square, 8 Connaught Place, Central, Hong Kong.  Mr. Wu has served as CEO and director of the Company since March 20, 2010.

B.  Our legal advisers are Blank Rome LLP, 405 Lexington Avenue, New York, NY 10174.

C.  Our auditors during the three fiscal years ended December 31, 2009 are: UHY Vocation HK CPA Limited, 3/F Malaysia Building, 50 Gloucester Road, Wanchai, Hong Kong.

Item 2.  Offer Statistics and Expected Timetable

Not applicable.

Item 3.  Key Information

A. Selected financial data:  The following table presents selected financial data for the three most recent financial years ended December 31, 2009.

Selected Financial Data	For the Year Ended December 31, 2009	For the Year Ended December 31, 2008	For the Year Ended December 31, 2007
Revenues	$6,000	-	-
Operating Income (loss)	$1,300	$(650)	$(600)
Net Income (loss)	$1,300	$(650)	$(600)
Income (loss) per share -	$43	$(22)	$(20)
Total Assets	$6,000	-	-

The official currency of the British Virgin Islands is the United States dollar.  The Company’s functional currency is the United States dollar.  Therefore, a description of the exchange rate between the British Virgin Islands and United States dollar is not applicable.

B. Capitalization and indebtedness: The Company is authorized to issue 10,000,000 ordinary shares with no par value.  As of May 6, 2010, there were 2,500,000 issued and outstanding ordinary shares.  Additionally, we have obtained a shareholder loan of $50,000 from Mr. Wu.  This loan is due April 26, 2011, and will become due only when the Company has sufficient operating cash flow in 2011 or raises external financing in an amount greater than US$1 million.  The loan does not bear interest.

C. Reasons for the offer and use of proceeds.  Not applicable.

D. Risk Factors.  An investment in the Company’s securities involves a high degree of risk. An investor should carefully consider the risks described below as well as other information contained in this registration statement. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently believe are immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected, the value of our securities could decline, and an investor may lose all or part of his or her investment.

Risks Related to our Business

We have a limited operating history upon which an evaluation of our prospects can be made.

We were formed on January 12, 2000 and have had only limited operations since our inception upon which to evaluate our business prospects. We have generated minimal revenues to date. As a result, an investor does not have access to the same type of information in assessing his or her proposed investment as would be available to purchasers in a company with a history of prior operations. We face all the risks inherent in a new business, including the expenses, difficulties, complications and delays frequently encountered in connection with conducting operations, including capital requirements and management’s potential underestimation of initial and ongoing costs. We also face the risk that we may not be able to effectively implement our business plan. If we are not effective in addressing these risks, we may not operate profitably and we may not have adequate working capital to meet our obligations as they become due.

We have a history of losses and we may not be able to achieve profitability in the future.

From the date of inception through December 31, 2009, we have accumulated profits of $50 based on a limited scope of operations.  There can be no assurance that we will be profitable in the future or that our losses will not increase as we attempt to expand our business. If we are not profitable and cannot obtain sufficient capital we may have to cease our operations.

We will need additional financing to execute our business plan and fund operations, and such additional financing may not be available on reasonable terms or at all.

We have limited funds. If we do not raise additional capital we will not be able to execute our current business plan, expand our consulting services and fund business operations long enough to become cash-flow positive or to achieve profitability. Our ultimate success may be affected by our ability to raise additional capital. There can be no assurance that additional funds will be available when needed from any source or, if available, will be available on terms that are acceptable to us.  We will be required to pursue sources of additional capital through various means, including debt or equity financings. Future financings through equity investments will be dilutive to existing stockholders. Also, the terms of securities we may issue in future capital transactions may be more favorable for our new investors. Newly issued securities may include preferences, superior voting rights, and the issuance of warrants or other convertible securities, which will have additional dilutive effects. Further, we may incur substantial costs in pursuing future capital and/or financing, including investment banking fees, legal fees, accounting fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as convertible notes and warrants, which will adversely impact our financial condition and results of operations.

Our ability to obtain needed financing may be impaired by such factors as the weakness of capital markets, both generally and specifically in the renewable energy industry, and the fact that we have not been profitable, which could impact the availability or cost of future financings. If the amount of capital we are able to raise from financing activities, together with our revenues from operations, if any, is not sufficient to satisfy our capital needs, even to the extent that we reduce our operations accordingly, we may be required to cease operations.

Our future success is dependent upon our ability to compete in providing consulting services.

In our consulting business, there is intense competition among consultants, including individuals and large and small entities, for consulting clients in China.  Many of these competitors have substantially greater financial and marketing resources than we do, stronger name recognition, and longer-standing relationships with our target clients.  Our future success is dependent upon our ability to compete and our failure to do so could adversely affect our business, financial condition and results of operation.

We are subject to the risk that we may not be compensated for our services since we generally receive fees only if our clients’ transactions are completed.

We generally structure our fees for services as success fees.  As a result, we receive revenue only if our clients’ transactions are completed.  The completion of our clients’ transactions are subject to many risks outside of our control, such as their ability to enter into definitive agreements on terms acceptable to them, general economic conditions in China and internationally and changes in political, economic and regulatory policies in China.  In addition, we may incur substantial expenses in connection with a client engagement for which we may not be reimbursed if a client’s transaction is not completed.  Failure of our clients to complete their transactions could adversely affect our operating results.

Additionally, because our clients’ transactions are often lengthy processes, and could take at least three to 12 months to complete, our operating results are expected to fluctuate significantly due to potential fluctuations in the number and size of transactions completed in any operating period and our cash flows will be negatively impacted by delays in completion of the transactions.

Our operating results may fluctuate.

Our operating results are dependent on a number of factors, many of which are outside our control, including (i) the general economic conditions in China and the world, (ii) the competition in the market place, (iii) our ability to obtain necessary additional financing to maintain a continuous operation, and (iv) the size, number and length of any service contracts we enter into.

We may not be able to effectively control and manage our growth, which would negatively impact our operations.

If our business and markets grow and develop it will be necessary for us to finance and manage expansion in an orderly fashion. We may face challenges in managing expanding service offerings and in integrating any acquired businesses with our own. Such eventualities will increase demands on our existing management, workforce and facilities. Failure to satisfy increased demands could interrupt or adversely affect our operations or cause administrative inefficiencies.

We are dependent upon key personnel whose loss may adversely impact our business.

Our future business and results of operations depend in significant part upon the continuing contribution of Mr. Qiang Wu, our CEO and Director.  We expect to rely on Mr. Wu for client referrals and client services.  Although Mr. Wu is not required to devote any specific amount of time to our business, he has advised us that he currently intends to devote at least 1/3 of his time to our business.  If Mr. Wu ceases to be employed by us, we may have difficulty finding a suitable replacement with equal leadership and industry experience, and our business would suffer because we will not have the leadership needed to capitalize on market opportunities and to direct our growth, leading to a possible decrease in revenues and inappropriate capital investments in projects that may not benefit our long-term growth.

Our executive officer also has outside business interests which affects the amount of time he devotes to our business.

Mr. Wu is not contractually obligated to devote his full time to our business.  Accordingly, he may not devote a significant amount of his professional time to our business, which could affect our operations and profitability.

We will be subject to certain requirements of the Sarbanes-Oxley Act of 2002 and the related rules and regulations adopted by the Securities Exchange Commission pursuant to that Act.  If we are unable to comply timely with such requirements or if the costs of compliance are too great, our profitability, the market price of our common stock, and our results of operations and financial condition could be materially adversely affected.

The requirements, rules and regulations to which we will be subject include: Chief Executive Officer/Chief Financial Officer certifications of disclosure in periodic reports and registration statements under the Securities Act of 1933; disclosure regarding conclusions of evaluation of disclosure controls and procedures and internal control of financial reporting; conditions for use of non-GAAP financial measures; disclosure in Management’s Discussion and Analysis of certain off-balance sheet arrangements and aggregate contractual arrangements; disclosure of whether or not we have an audit committee financial expert who is independent and experienced, and if not, why not; disclosure of whether or not we have adopted a written code of ethics for our chief executive officer and senior financial officers, and if not, why not.  The requirements will involve substantial additional time and effort by our Chief Executive Officer and additional time, effort and expense for our auditors and counsel, as well as for us, all of whom will be subject to potential liabilities for failure to comply with the requirements and some of whom may be unwilling or unable to satisfy the requirements.

Risks Related To Doing Business In the People’s Republic of China

The PRC laws and regulations governing our current business operations are sometimes vague and uncertain. Any changes in such PRC laws and regulations may have a material and adverse effect on our business.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, and the enforcement and performance of our arrangements with clients in the PRC in the event of the imposition of statutory liens, death, bankruptcy and criminal proceedings.  These laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness of newly enacted laws, regulations or amendments may be delayed, resulting in detrimental reliance by foreign investors. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our businesses.

Adverse changes in political and economic policies of the PRC government could impede the overall economic growth of the PRC, which could reduce the demand for our services and adversely affect our business and prospects.

We generate all of our revenues from clients which conduct substantially all of their operations in the PRC. Accordingly, our clients’ business, financial condition, results of operations and prospects will be affected significantly by changes in the PRC’s economic, political and legal systems in the PRC, which affects our prospects and operations.

Since 1978, the PRC has been one of the world’s fastest-growing economies in terms of gross domestic product, or GDP growth. We cannot assure you, however, that such growth will be sustained in the future. If, in the future, the PRC’s economy experiences a downturn or grows at a slower rate than expected, there may be less demand for spending in certain industries.

Our ability to implement our business plan is based on the assumption that the Chinese economy will continue to grow. The PRC’s economic growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us.

The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the use of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in the PRC is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. It also exercises significant control over PRC economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. We cannot assure you that changes in the PRC’s economic, political or legal systems will not detrimentally affect our business, prospects, financial conditions and results of operations.

Deterioration of the PRC’s political relations with the U.S., Europe, or other nations could make Chinese businesses less attractive to Western investors which could reduce the demand for our services.

The relationship between the U.S. and the PRC is subject to sudden fluctuation and periodic tension. Changes in political conditions in the PRC and changes in the state of Sino-foreign relations are difficult to predict and could materially adversely affect our operations or cause potential clients to be less interested in our services. This could lead to a decline in our profitability. Any weakening of relations between the U.S., Europe, or other nations and the PRC could have a material adverse effect on our operations or our ability to raise additional capital.

Risks Related to our Ordinary Shares

There is no trading market for our ordinary shares and as a result investors may not be able to sell our ordinary shares.

There is no active trading market for our ordinary shares and there may never be such market for our ordinary shares.  Although we intend to seek to have a broker-dealer apply for quotation of our ordinary shares on the OTC Bulletin Board (“OTCBB”) after effectiveness of this registration statement, there can be no assurance we will be able to identify a broker-dealer to file the necessary documents with the Financial Industry Regulatory Authority to obtain such quotation or that any such application will be approved.  If our ordinary shares are not quoted on the OTCBB, we expect that our ordinary shares may be quoted and traded from time to time on the Pink Sheets.  Such Pink Sheet quotations and trading may be limited or sporadic and our shareholders may have difficulty in selling their shares in such an illiquid market. In the absence of an active trading market, an investor may have difficulty buying and selling or obtaining market quotations, the market visibility for our stock may be limited, and the lack of visibility for our ordinary shares may have a depressive effect on the market price for our ordinary shares.

Our ordinary shares may be considered a “penny stock” under SEC rules, which would limit the market for our shares and our ability to raise capital in an equity offering of our securities.

If our ordinary shares are not listed on a national securities exchange and did not have a minimum bid price of $4 per share, our common stock would be considered a “penny stock,” as defined in Rule 3a51-1 of the Securities Exchange Act of 1934.  SEC rules impose additional specific disclosure and other requirements on broker-dealers effecting transactions in penny stocks, which rules may reduce the market liquidity for our shares.

 The Securities and Exchange Commission has adopted Rule 15g-9 for transactions in penny stocks which requires that:
In order to approve a person's account for transactions in penny stocks, the broker or dealer must:
•      obtain financial information and investment experience objectives of the person; and
•      make a reasonable determination that transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.
The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Commission relating to the penny stock market, which, in highlight form:
•     sets forth the basis on which the broker or dealer made the suitability determination;
•     that the broker or dealer received a signed, written agreement from the investor prior to the transaction; and
•     the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

Disclosure also has to be made about: the risks of investing in penny stocks in both public offerings and in secondary trading; the commissions and other compensation payable to both the broker-dealer and the registered representative in connection with the penny stock transaction; current quotations for the penny stocks and other information relating to the penny stock market; and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

If a market for our ordinary shares develops, there is a significant risk that our stock price may fluctuate dramatically which may negatively impact an investor’s investment in our ordinary shares.

Although there is no market for our ordinary shares, if a market for our ordinary shares develops, there is a significant risk that our stock price may fluctuate dramatically in the future in response to any of the following factors, some of which are beyond our control including:

▪	changes in our industry;

▪	competitive pricing pressures;

▪	our ability to obtain working capital;

▪	additions or departures of key personnel;

▪	limited “public float” in the hands of a small number of persons whose sales or lack of sales could result in positive or negative pricing pressure on the market price for our ordinary shares;

▪	sales of our ordinary shares;

▪	our ability to execute our business plan;

▪	operating results that fall below expectations;

▪	loss of any strategic relationship;

▪	economic and other external factors; and

▪	period-to-period fluctuations in our financial results.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ordinary shares.

Our five largest shareholders, including our CEO,  own approximately 84.8% of our outstanding ordinary shares.

As of the date of the filing of this registration statement, our five largest shareholders, including Mr. Wu, our CEO and a director, own approximately 84.8% of our outstanding ordinary shares.  As a result, these shareholders will control the elections of our board of directors and all other matters submitted to a vote of the Company’s shareholders. Such concentration of share ownership may have the effect of discouraging, delaying or preventing a change in control of the Company.

We have not paid dividends in the past and do not expect to pay dividends in the future. Any return on investment may be limited to the value of our ordinary shares.

We have never paid cash dividends on our ordinary shares and do not anticipate doing so in the foreseeable future. The payment of dividends on our ordinary shares will depend on earnings, financial condition and other business and economic factors affecting us that our Board of Directors may consider relevant. If we do not pay dividends, our ordinary shares may be less valuable because a return on an investor’s investment will only occur if our stock price appreciates.

Your ability to bring an action against us or against our director and officer, or to enforce a judgment against us or him, will be limited because we conduct substantially all of our operations in Hong Kong  and because our director and officer resides outside of the United States.

Your ability to bring an action against us or against our director and officer, or to enforce a judgment against us or him, will be limited because we conduct substantially all of our operations in Hong Kong and because our director and officer resides outside of the United States.

Item 4.  Other Information

A. History and Development of the Company
Calendar Profits Limited is a limited liability company incorporated on January 12, 2000 under the laws of the British Virgin Islands.  The address and phone number of the Company are 27F Two Exchange Square, 8 Connaught Place, Central, Hong Kong, 852-2842-5865.

The Company is a development stage company engaged in providing advice on products,  branding and communications, public relations, financial and other consulting services.   Given the business nature being a consulting and advisory, we do not have any capital expenditure or major physical assets.  Our business is not regulated by any PRC or BVI regulators, and therefore we do not need to apply or maintain any particular industry qualification license.  In 2009, we completed a project where we advised a PRC manufacturer, based in central China, in its fund raising activities in the US, and we provided advice on matters such as how to make effective presentations, how to understand and address questions raised by various parties during the process, and how to describe the current events in China.

B. Business Overview
The Company is engaged in the business of providing advice on products, branding and communications, public relations, financial and other consulting services.  The Company helps various Chinese clients in business strategies and branding analysis and provides independent advice to clients on matters such as product growth strategy, how to present a positive corporate image, how to effectively communicate with outside parties, how to build a brand in the market place, and public relations.  Through management’s network of people and contacts, the Company introduces clients to potential business collaborators and advises on government relations.  Additionally, we advise on financial strategy such as initial public offerings (“IPOs”), pre-IPO financing, post-financing matters, financial officer placement, and managing the relationship between a client’s financial officer and other officers.  In the above financial transactions, we do not necessarily advise on all the related issues, rather,  we provide advice only in selected areas where we believe that we can add value.

Generally, we only charge success fees to be received upon completion of our clients’ transactions.  We believe this approach creates trust in existing and potential clients.  In performing our work to our clients, we often seek third parties advice from our network of experts such as investment bankers, lawyers, accountants and valuation experts.  Our practice is to structure our arrangements with these third party experts to compensate them upon consummation of our own service to our clients and our receipt of our success fee.  We believe our network of outside professional contacts as a key asset of our practice.

Since the Company’s inception, we have had discussions with at least 8 potential Chinese clients, although we did not generate any revenues until 2009.  In the past years, we focused on building our network and relations in the market place by working with various parties.  We have sought to obtain client engagements through recommendations and referrals from our officer’s contacts and their attendance at trade shows and conferences.  We have not engaged in any other marketing or sales activities.

During the same period, although none of the transactions we were involved were consummated, we have sought to develop long-term relationships with potential clients and to develop a favorable reputation.  In 2009, we advised one client in a fund raising that was completed.  This engagement allowed the Company to successfully recognize revenue of $6,000 for the year.  We have an understanding with this client that we will continue to perform services for which we will be compensated in 2010.  We expect to continue to grow our business as several other transactions are being discussed

We operate in a competitive environment among other companies offering similar or identical services to the Chinese market.  Many of our competitors are larger with more established businesses than us and have substantially greater resources than we do.

C. Organizational Structure
The Company does not have any parents or subsidiaries.

D. Property, Plants and Equipment
The Company does not own any property, plants or equipment.

Item 4A.  Unresolved Staff Comments

Not applicable.

Item 5.  Operating and Financial Review and Prospects.

A.  Operating results.
The Company recognized revenues of $6,000 for the year ended December 31, 2009, and realized a small net income of $1,300, after deducting an audit fee of $4,000 relating to our financial statements for the three year period ended December 31, 2009.  Other expenses include the BVI government filing fees for each calendar year from 2007 to 2009.  There were no other major expense items.  The Company is not subject to any income tax in the BVI.  For the period from 2007 to 2009, the Company’s director, employees and other consultants did not receive any compensation for their services.

There were accrued liabilities of $5,950 as of December 31, 2009.  This amount includes audit fees of $4,000, and $1,950 representing the amount paid by our director, on behalf of the Company,  for BVI government agency fees for the three year period from 2007 to 2009.  The accrued liabilities for 2008 and 2007 represent the BVI fees paid by our director on behalf of the Company.

B.  Liquidity and capital resources.
We issued 30 ordinary shares in connection with the formation of our Company in 2000 to Pinger Zhang for which we received a subscription receivable of $30.  In March 2010, Pinger Zhang transferred the shares to Mr. Wu and this receivable was paid by Mr. Wu.  In addition, we issued 42,000 ordinary shares in March 2010 and raised $420 from the issue.

Until recently our director, Mr. Wu, had taken the responsibility to see that we had sufficient liquidity and capital resources to carry on our business.  In April 2010, we sold an aggregate of 2,457,970 ordinary shares for gross proceeds of $24,579.70.  In addition, we have obtained a shareholder loan of $50,000 from Mr. Wu.  This loan is due April 26, 2011, and will become due only when the Company has sufficient operating cash flow in 2011 or raises external financing in an amount greater than US$1 million.  The loan does not bear interest.  We expect that these proceeds will cover the costs of this registration statement.  We expect that our director will make loans available to fund our near-term operations thereafter.  In addition, we may seek to raise equity financing from time to time when we deem it appropriate under the circumstances.

Furthermore, we expect to generate more operating cash flows as our business develops in the coming months and years.

C.  Research and development, patents and licenses, etc.
None/Not applicable.

D.  Trend information.
The Company’s strategy is to continue to develop its network of business contact and pursue suitable business transactions for our Chinese clients.  We do not intend to be a generalist to every potential client, rather, we intend to add value where we have unique skill sets, leveraging our relationship.  Our strategy is to continue to close transactions to further build our credentials in the coming year, and in the meantime, we plan to add more professionals who have significant prior experience in business and consulting services to Chinese clients.  We may engage such professionals as third-party consultants on our projects, and eventually bring them as our full time employees as business volume grows.

We also intend to increase the completion rate of our potential transactions.  We would conduct further analysis to determine which transactions have a higher chance of completion, therefore revenue to be recognized by us.  In the future, we will focus on the transactions which present higher rate of completion.

As China’s economy has continued to recover from the global financial crisis we expect our prospective clients to seek to enter into acquisition and financing transactions at a greater rate and therefore potentially result in increased engagements and revenues for us in 2010 and 2011.  We anticipate looking to our directors for needed capital.

E.  Off-balance sheet arrangements
None/Not applicable.

F.  Tabular disclosure of contractual obligations

	Total	Less than 1 year		1-3 years	3-5 years	More than 5 years
Note	$-		$-	$50,000	$-	$-
Total contractual cash obligations	$50,000	$		$50,000	$-	$-

Plan Of Operations

Source of Funds for 2010

In April 2010, we sold an aggregate of 2,457,970 ordinary shares for gross proceeds of $24,579.70.  In addition, we have obtained a shareholder loan of $50,000 from Mr. Wu.  This loan is due April 26, 2011, and will become due only when the Company has sufficient operating cash flow in 2011 or raises external financing in an amount greater than US$1 million.  The loan does not bear interest.  We expect that these proceeds will cover the costs of this registration statement.  We expect that our director will make loans available to fund our near-term operations thereafter.  In addition, we may seek to raise equity financing from time to time when we deem it appropriate under the circumstances.

Use of Funds for 2010

In 2010, the Company estimates that its general/administrative expenses will increase slightly.

Anticipated Changes to Facilities/Employees

The Company anticipates no material changes to either facilities or employees in the near future.

Item 6.  Directors, Senior Management and Employees

A. Directors and senior management.  Our directors and senior management are:

Qiang Wu, age 42, Mr. Wu served as a senior consultant for Oriental Patron Financial Group (“OP”) from October 2008 to March 2010, when Mr. Wu joined our Company as the CEO.  As the Head of Principal Investment, Mr Wu helped OP to develop the overall strategy and execution of investment projects in China, as well as originating suitable investment opportunities in China.  Mr. Wu also worked at JP Morgan Securities (Asia Pacific) Limited in Hong Kong from January 2006 to May 2008 as an Executive Director of Investment Banking Division, in which position Mr. Wu was responsible for business development and origination of China business.  From August 2001 to September 2005, Mr. Wu worked at The Hongkong and Shanghai Banking Corporation Limited, serving functions as Co-Head of Corporate Finance, and then subsequently as the Head of China Coverage and a Director of Corporate Finance under the Division of Corporate, Investment Banking and Markets.  Mr. Wu joined the financial service industry in 1996 and has been working in Hong Kong and China for the past 14 years.  Mr. Wu holds MBA degree in Finance and Economics from the New York University, Stern School of Management, and also a BBA degree in Accounting from Baruch College, CUNY, in New York City.

B. Compensation.
Our officer and director did not receive any compensation from the Company in the past.  In the near future, our key officers, including the CEO, will not receive salaries or other benefits.  We are considering developing a profit sharing plan on a project-by-project basis, in which the key officers will receive a portion of the revenue or profit generated from a particular project, the exact amount of compensation or formula to be determined and agreed on a case-by-case basis, depending on the nature of the project.

C.  Board Practices.
The current term of office of our director are not specified.  Mr. Wu has served as director since March 2010.  Our director does not have a service contract providing for benefits upon termination of his term.

We currently do not have an audit committee.

D.  Employees.
We had 2 employees at the end of the last fiscal year ended December 31, 2009, including Mr. Wu as a consultant prior to becoming the CEO of the Company.  The Company does not currently intend to increase the number of employees, and expects to continue to use third party experts.

E.  Share Ownership.
The following table sets forth, as of May 6, 2010, the beneficial ownership of ordinary shares of the Company beneficially owned by (1) each person known to be the beneficial owner of more than 5% of our ordinary shares and (2) each of the members of senior management identified in Item 6.A., above.  (The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities.  A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement.  Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity.)

	Number of	Percent of
Name	Shares	Shares (%)
Qiang Wu	716,500	28.66%
Equity Plus Holding (1)	668,000	26.7%
Plumpton Group Limited (2)	247,500	9.9%
Ma Wai Yee Christine	245,500	9.8%
Pinger Zhang	245,000	9.8%
(1)	Qiang Wu is the sole shareholder of Equity Plus Holding and has sole voting and dispositive power over such shares.
(2)	Pinger Zhang, Stan Wong and Raymond Ho are shareholders of Plumpton Group Limited and have shared voting and dispositive power over such shares.

There is no arrangement involving any person named in the table that involves the issue or grant of options for our shares or any shares.

Item 7.  Major Shareholders and Related Party Transactions

A.  Major Shareholders.
As of May 6, 2010, our major shareholders own shares of the Company as shown on the table in Item 6E, above.

None of our 2,500,000 issued and outstanding ordinary shares as of May 6, 2010 are held by persons in the United States.

In April 2010, we sold 2,457,970 ordinary shares at a price of $.01 per share.  Our CEO and director, Mr. Wu, purchased 676,470 ordinary shares on the same terms and conditions as the other investors.  Prior to the offering, there were 42,030 ordinary shares outstanding, of which Mr. Wu held 40,030.  All of our other major shareholders acquired their shares in the April 2010 offering.

We know of no arrangement the operation of which may at a subsequent date result in a change in control.  Our major shareholder does not have different voting rights.

B.  Related Party Transactions.
In April 2010, we sold 2,457,970 ordinary shares at a price of $.01 per share.  Our CEO and director, Mr. Wu, purchased 676,470 ordinary shares on the same terms and conditions as the other investors.

In April 2010, Mr. Wu loaned us $50,000.  This loan is due April 26, 2011, and will become due only when the Company has sufficient operating cash flow in 2011 or raises external financing in an amount greater than US$1 million.  This loan does not bear interest.

C.  Interests of experts and counsel.
No counsel or accountant for the company has been employed on a contingent basis or owns shares in the Company.

Item 8.  Financial Information

A.  Consolidated Statements and Other Financial Information

The financial statements as required under Item 8 are attached hereto and found immediately following the text of this Registration Statement. The audit report of UHY Vocation HK CPA Limited is included herein immediately preceding the financial statements and notes to the financial statements.

Item 9.  The Offer and Listing

A.  Offer and listing details.  Not applicable.

B.  Plan of distribution.  Not applicable.

C.  Markets.  Upon effectiveness of this registration statement, we intend to seek quotation of our shares on the OTCBB, but there is no assurance that our application will be approved.  See Item 9A, above.

D.  Selling shareholders.  Not applicable.

E.  Dilution.  Not applicable.

F. Expenses of the issue.  Not applicable.

Item 10.  Additional Information
A.  Share capital.  Pursuant to Clause 5 of our Memorandum of Association, we are authorized to issue 10,000,000 ordinary shares with no par value of a single class.  As of May 6, 2010, 2,500,000 of our authorized shares were issued, outstanding and fully paid.  Pursuant to Clause 6 of our Memorandum of Association, holders of ordinary shares are entitled to one vote per share on each matter submitted to a vote of shareholders, the right to an equal share in any distribution paid by the company and the right to an equal share in the distribution of surplus assets of the company on a winding up.  Holders of ordinary shares do not have preemptive rights to purchase additional shares or other subscription rights.  The ordinary shares are subject to redemption, purchase or acquisition by the Company for fair value.  The ordinary shares carry no conversion rights.

In April 2010, we sold 2,457,970 ordinary shares at a price of $.01 per share.  Our CEO and director, Mr. Wu, purchased 676,470 ordinary shares on the same terms and conditions as the other investors.  Prior to the offering, there were 42,030 ordinary shares outstanding, of which Mr. Wu held 40,030.  All of our other major shareholders acquired their shares in the April 2010 offering.

B.  Memorandum and articles of association.

(1)  The Company was incorporated under The International Business Companies Act of the Territory of the British Virgin Islands, on January 12, 2000 and automatically re-registered as a business company on January 1, 2007.  Clause 4 of the Memorandum of Association provides that the Company has, irrespective of corporate benefits, full capacity to carry on or undertake any business or activity, do any act or enter into any transaction that is not prohibited under any law for the time being in force in the British Virgin Islands.

(2)  Article 33 of the Articles of Association provides that the number of directors shall be fixed by the first director or directors of the Company, and thereafter by a Resolution of Members.  There are no limitations or restrictions on the borrowing power of directors; there are no age limit requirements and no shareholding requirements.  Article 52 provides that a director shall, after becoming aware of the fact that he is interested in a transaction entered into by the Company, disclose the interest to the Board, unless the transaction or proposed transaction (a) is between the director and the Company and (b) is to be entered into in the ordinary course of the Company’s business and on usual terms and conditions.  A transaction entered into by the Company in respect of which a director is interested is voidable by the Company unless the director complies with the provision or (a) the material facts of the interest of the director in the transaction are known by the members entitled to vote at the meeting of members and the transaction is approved or ratified by a resolution of members or (b) the Company received fair value for the transaction.  For purposes of this provision, a disclosure is not made to the Board unless it is made or brought to the attention of every director on the Board.  A director who is interested in a transaction entered into or to be entered into by the Company may vote on a matter relating to the transaction, attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum and sign a document on behalf of the Company, or do any other thing in his capacity as director that relates to the transaction.

(3)  Article 16-1 of the Articles of Association provide that directors may authorize a distribution by way of dividend at any time if they are satisfied on reasonable grounds that immediately after the distribution the value of the Company’s assets will exceed its liabilities and that the Company will be able to pay its debts as they fall due.

(4)  Clause 4 of the Memorandum of Association provides that the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not the Company is being wound-up, may be varied with the consent in writing of all the holders of the issued shares of that class or series or with the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of the class or series.

(5)  Article 20 of the Articles of Association provides that the directors may convene meetings of shareholders.  Article 22 of the Articles of Association provides that shareholders entitled to exercise 30% or more of the outstanding shares may request directors in writing to convene a meeting of shareholders.

(6)  There are no limitations or restrictions on the rights of non-resident or foreign shareholders to own shares or to hold or exercise voting rights.

(7)  There are no provisions that would have an effect of delaying, deferring or preventing a change in control of the Company.

(8)  There are no provisions governing the threshold above which shareholder ownership must be disclosed.

C.  Material contracts.  There have been no material contracts since inception of the Company.

D.  Exchange controls.  Neither the British Virgin Islands nor the PRC has any system of exchange controls and there is no restriction of any kind on the repatriation of capital or the remittance of dividends, profits, interests, royalties or other payments to non-resident holders of the Company’s securities.

E.  Taxation.

The Company shall not assume any responsibility for withholding taxes unless required by applicable law.  There is no withholding tax expected to be imposed by the BVI, Hong Kong or the PRC.

For United States federal income tax purposes, the gross amount of all distributions paid with respect to our common shares to a person subject to United States federal income taxation generally will be treated as foreign source dividend income to such person.  Gain or loss from the sale of our shares generally will be subject to federal income taxation at a maximum federal income tax rate of 15% for non-corporate taxpayers if the shares were held for more than 12 months or at ordinary income rates if held for less than 12 months provided that for taxable years beginning after December 31, 2010, the maximum long-term capital gain rate for non-corporate taxpayers shall be 20% under current law.

The Company may be classified as a passive foreign investment company ("PFIC") under United States federal income tax purposes.  If it is, U.S. shareholders would be subject to mandatory information reporting requirements, and certain additional taxes may be imposed on dividends received or on capital gains upon sale of our shares.  The PFIC rules are complex, and United States shareholders should consult their tax advisors about the application of such rules to a holding of our shares.

F.  Not applicable.

G.  Statement by experts.  The financial statements of Calendar Profits Limited as of December 31, 2009, 2008 and 2007, and for each of the three years in the period ended December 31, 2009 included as part of the registration statement have been so included in reliance on the report of UHY VOCATION HK CPA Limited, an independent registered public accounting firm, given on as experts in accounting and auditing.

H.  Documents on display.  Item 19 sets forth a list of exhibits that are filed as part of this registration statement; that list is incorporated herein by reference.

I.  Subsidiary information.  The Company does not have any subsidiaries.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

We have not entered into market risk sensitive instruments for any purpose.

Item 12.  Description of Securities Other than Equity Securities.

None/Not applicable.

PART II

This is a registration statement filed under the Exchange Act on this Form that includes the information specified in Part I and Part III only.  See General Instruction E(a) to Form 20-F.

Part III

Pursuant to General Instruction E(c) of Form 20-F, the registrant has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 17.    Reserved

Item 18.    Financial Statements

The financial statements and other financial information included in this registration statement are attached to this Registration Statement and incorporated herein by reference.

Item 19.    Exhibits

        Exhibits and Exhibit Index.    The following Exhibits are filed as part of this registration statement and incorporated herein by reference to the extent applicable:

Exhibit Index

Exhibit No.	Description

1	Memorandum and Articles of Association

2	Specimen Ordinary Shares Certificate

4	Cash Advance Letter dated April 26, 2010

15	Consent of Auditors

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

CALENDAR PROFITS LIMITED

June 15, 2010	By:	/s/ QIANG WU
		Name:	Qiang Wu
		Title:	Chief Executive Officer

CALENDAR PROFITS LIMITED

FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

CALENDAR PROFITS LIMITED
FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND THE BOARD OF DIRECTORS OF
CALENDAR PROFITS LIMITED

We have audited the accompanying statement of financial position of Calendar Profits Limited (the “Company”) as of December 31, 2009, 2008 and 2007, and the related statements of comprehensive income, statements of changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Calendar Profits Limited as of December 31, 2009, 2008 and 2007, the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

UHY VOCATION HK CPA LIMITED
Certified Public Accountants

Hong Kong, the People’s Republic of China
May 6, 2010

CALENDAR PROFITS LIMITED
STATEMENTS OF FINANCIAL POSITION
(IN US DOLLARS)

	December 31,
	2009	2008	2007
Assets

Current assets
Accounts receivable	$6,000	$-	$-

Total current assets	6,000	-	-

Total assets	$6,000	$-	$-

Liabilities and stockholders' equity

Current Liabilities
Accrued liabilities and other payables	$5,950	$1,250	$600

Total current liabilities	5,950	1,250	600

Total liabilities	5,950	1,250	600

Shareholders' equity

Common stock,
Common stock, 50,000 shares authorized with $1.00 par value; with $1.00 par value; 30 shares outstanding	$30	$30	$30
Accumulated profits/(losses)	50	(1,250)	(600)
Subscription receivable	(30)	(30)	(30)

Total shareholders' equity	50	(1,250)	(600)

Total shareholders' equity and liabilities	$6,000	$-	$-

See notes to the financial statements.

CALENDAR PROFITS LIMITED
STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(IN US DOLLARS)

	For the Year Ended December 31,
	2009	2008	2007

Revenue	$6,000	$-	$-

Operating expenses:
General and administrative expenses	(4,700)	(650)	(600)

Total operating expenses	(4,700)	(650)	(600)

Operating profit/(loss) and profit/(loss) before income tax expense	1,300	(650)	(600)

Income tax expense	-	-	-

Profit/(loss) for the year	$1,300	$(650)	$(600)

Earnings/(loss) per share
- Basic and diluted	$43	$(22)	$(20)

Weighted average common shares outstanding
- Basic and diluted	30	30	30

See notes to the financial statements.

CALENDAR PROFITS LIMITED
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(IN US DOLLARS)

	Common Stock
	Number of		Subscription	Accumulated	Total
	Shares	Amount	receivable	profits/(losses)	Shareholders' Equity

Balance, January 1, 2006	30	$30	$(30)	$-	$-

Loss for the year	-	-	-	(600)	(600)

Balance, December 31, 2007	30	$30	$(30)	$(600)	$(600)

Loss for the year	-	-	-	(650)	(650)

Balance, December 31, 2008	30	30	(30)	(1,250)	(1,250)

Profit for the year	-	-	-	1,300	1,300

Balance, December 31, 2009	30	$30	$(30)	$50	$50

See notes to the financial statements.

CALENDAR PROFITS LIMITED
STATEMENTS OF CASH FLOWS
(IN US DOLLARS)

	For the year ended December 31,
	2009	2008	2007
Cash flows from operating activities:

Net income/(loss)	$1,300	$(650)	$(600)

Changes in assets and liabilities:
Accounts receivable	(6,000)	-	-
Accrued liabilities and other payable	4,700	650	600

Net cash provided by operating activities	-	-	-

Net increase in cash	-	-	-

Cash at the beginning of the year	-	-	-

Cash at the end of the year	$-	$-	$-

See notes to the financial statements.

CALENDAR PROFITS LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(IN US DOLLARS)

1.	DESCRIPTION OF BUSINESS AND ORGANIZATION

The Company was established in the British Virgin Islands ("BVI") on January 12, 2000 as a limited liability company.

The Company incorporated with US$50,000 authorised capital, which comprises with 50,000 shares of US$1.00 par value. The Company issued 30 shares at par value to a sole shareholder, Zhang Pinger.

On March 20, 2010, the Company issued 42,000 shares at US$0.01 per share, that increased the shareholding by US$420.  Wu Qiang had acquired 40,000 shares and Nie Wanying had acquired 2,000 shares.   On April 12, 2010, Zhang Pinger transferred all his shares to Wu Qiang at US$0.01.

These financial statements were authorized for issue by the Board of Directors on May 6, 2010.

2.	APPLICATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS
("IFRSs") AND CHANGES IN ACCOUNTING POLICIES

a.                  New and amended standards adopted by the Company

The Company has adopted the following new and amended IFRS as of 1 January 2009:

—
IAS 1 (revised). ‘Presentation of financial statements’ – effective 1 January 2009. The revised standard prohibits the presentation of items of income and expenses (that is, ‘non-owner changes in equity’ to be presented separately from owner changes in equity in a statement of comprehensive income). As a result the Company presents in the statement of changes in equity all owner changes in equity, whereas all non-owner changes in equity are presented in the statement of comprehensive income.  As the change in accounting policy only impacts presentation aspects, there is no impact on earnings per share.

—	Amendments to IFRS 7 require entities to provide additional disclosures about the fair vlaue measurements. The measurements clarify the existing requirements for the disclosure of liquidity risk.

b.	Amended standard effective in 2009 but not relevant

—
IFRS 2 (amendment), ‘Share-based payment’ (effective 1 January 2009) deals with vesting conditions and cancellations. It clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. These features would need to be included in the grant date fair value for transactions with employees and others providing similar services; they would not impact the number of awards expected to vest or valuation there of subsequent to grant date. All cancellations, whether by the entity or by other parties, should receive the same accounting treatment. The amendment does not have a material impact on the Company’s financial statements.

—
IFRS 7 ‘Financial instruments – Disclosures’ (amendment) – effective 1 January 2009. The amendment requires enhanced disclosures about fair value measurement and liquidity risk. In particular, the amendment requires disclosure of fair value measurements by level of a fair value measurement hierarchy. As the change in accounting policy only results in additional disclosures, there is no impact on earnings per share.

—
IFRS 8, ‘Operating segments’ (effective 1 January 2009). IFRS 8 replaces IAS 14, ‘Segment reporting’, and aligns segment reporting with the requirements of the US standard SFAS 131, ‘Disclosures about segments of an enterprise and related information’. The new standard requires a ‘management approach’, under which segment information is presented on the same basis as that used for internal reporting purposes. This has resulted in an increase in the number of reportable segments presented. In addition, the segments are reported in a manner that is more consistent with the internal reporting provided to the chief operating decision-maker.

CALENDAR PROFITS LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(IN US DOLLARS)

2.   APPLICATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS
("IFRSs") AND CHANGES IN ACCOUNTING POLICIES (…/Cont’d)

b.	Amended standard effective in 2009 but not relevant (…/Cont’d)

—
Amendment to IAS 20, Accounting for government grants and disclosure fo government assistance, requires that the benefit of a below-market rate government loan is measured as the difference between the carrying amount in accordance with IAS 39 and the proceeds received, with the benefit accounted for in accordance with IAS 20.

—
Amendment to IAS 23, Borrowing costs, changes the treatment of borrowing costs that are directly attributable to an acquisition, construction or production of a qualifying asset.  These costs will consequently form part of the cost of that asset.  Other borrowing costs are recognized as an expense.

—	Amendments to IFRIC 9 and IAS 39 clarify the accounting treatment of embedded derivatives when reclassifying financial instruments.

—
IFRIC 13, Customer Loyalty Programs addresses the accounting surrounding customer loyalty programs and whether some consideration should be allocated to award credits based on their fair value, as they are a separately identifiable component.

—
IFRIC 15, Agreements for the Construction of Real Estate helps entities determine whether a particular construction agreements is within the scope of IAS 11, Construction Contracts or IAS 18, Revenue.  At issue is whether such an agreement constitutes a construction contract under IAS 11. If so, an entity should use the percentage-of-completion method to recognize revenue.  If not, the entity should account for the agreement under IAS 18, which requires that revenue be recognized upon delivery of a good or service.

—
IFRIC 16, Hedges of a Net Investment in a Foreign Operation clarifies the accounting treatment in respect of net investment hedging.  This includes the fact that net investment hedging.  This includes that the fact net investment hedging relates to differences in functional currency not presentation currency, and hedging instruments may be held anywhere in the Company.

—
IFRIC 18 Transfers of Assets from Customers clarifies the requirements for agreements in which an entity receives an item of property, plant and equipment or cash it is required to use to construct or acquire an item of property, plant and equipment that must be used to provide access to a supply of goods or services.

—
In May 2008, the IASB issued its first Improvements to IFRSs which sets out amendments to a number of IFRSs. Except for the amendments to IFRS 5 Non-current Assets Held for Sale and Discontinued Operations – Plan to sell the controlling interest in a subsidiary which is effective for annual periods beginning on or after 1 July 2009, the Company adopted all the amendments from 1 January 2009. While the adoption of some of the amendments results in changes in accounting policies, none of these amendments has had a significant financial impact to the Company.

CALENDAR PROFITS LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(IN US DOLLARS)

2.   APPLICATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS
("IFRSs") AND CHANGES IN ACCOUNTING POLICIES (…/Cont’d)

c.	Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Company

The following standards and amendments to existing standards have been published and are mandatory for the Company’s accounting periods beginning on or after 1 January 2010 or later periods, the Company shall adopt if they are relevant to its operations:

—
IFRS 3 (revised) Business Combinations replaces IFRS 3 (as issued in 2004).  The main changes brought by IFRS 3 (revised) include clarification of the definition of a business, immediate recognition of all acquisition-related costs in profit or loss, recognition of subsequent changes in the fair value of contingent consideration in accordance with other IFRSs and measurement of goodwill arising from step acquisitions at the acquisition date.

—
IAS 27 (revised), "Consolidated and Separate Financial Statements" clarifies presentation of changes in parent-subsidiary ownership.  Changes in a parent's ownership interest in a subsidiary that do not result in the loss of control must be accounted for exclusively within equity.  If a parent loses control of a subsidiary it shall derecognize the consolidated assets and liabilities, and any investment retained in the former subsidiary shall be recognzied in profit or loss. When losses attributated to the non-controlling interests exceed the minority's interest in the subsidiary's equity, these losses shall be allocated to the non-controlling interests even if this results in a deficit balance.

—	IFRS 9 will change the classification, measurement and impairment of financial instruments based on our objectives for the related contractual cash flows.

—
Amendments to IFRS 2 and IFRIC 11 clarify that an entity that receives goods or services in a share based payment arrangement should account for those goods or services no matter which entity in the group settles the transaction, and no matter whether the transaction is settled in shares or cash.

—
Amendments to IAS 32 requires that if rights issues offered are issued pro rata to entity's all existing shareholders in the same class for a fixed amount of currency, they should be classified as equity regardless of the currency in which the exercise price is denominated.

—
IFRIC 19 clarifies the requirements when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity's equity instruments issued to a creditor are part of the consideration paid to extinguish the financial liability and the issued instruments should be measured at their fair value.

—
The IFRIC-Int 14 Amendments remove an unintended consequence arising from the treatment of prepayments of future contributions in certain circumstances when there is a minimum funding requirement. The amendments require an entity to treat the benefit of an early payment as a pension asset. The economic benefit available as a reduction in future contributions is thus equal to the sum of (i) the prepayment for future services and (ii) the estimated future services costs less the estimated minimum funding requirement contributions that would be required as if there were no prepayments. As the Company has no defined benefit scheme, the amendments will not have any financial impact on the Company.

CALENDAR PROFITS LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(IN US DOLLARS)

2.   APPLICATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS
("IFRSs") AND CHANGES IN ACCOUNTING POLICIES (…/Cont’d)

c.	Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Company (…/Cont’d)

—
IFRIC-Int 17 standardizes practice in the accounting for non-reciprocal distributions of non-cash assets to owners. The interpretation clarifies that (i) a dividend payable should be recognized when the dividend is appropriately authorized and is no longer at the discretion of the entity; (ii) an entity should measure the dividend payable at the fair value of the net assets to be distributed; and (iii) an entity should recognize the difference between the dividend paid and the carrying amount of the net assets distributed in profit or loss. Other consequential amendments were made to IAS 10 Events after the Reporting Period and IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. While the adoption of the interpretation may result in changes in certain accounting policies, the interpretation is unlikely to have any material financial impact on the Company.

—
The amendments to IFRS 5 clarify that all assets and liabilities of a subsidiary shall be classified as held for sale if an entity has a sale plan involving loss of control of the subsidiary, regardless of whether the entity will retain a non-controlling interest. The Company expects to adopt the amendments from 1 January 2010. The changes must be applied prospectively and will affect future sale transactions or plans involving loss of control of a subsidiary.

—	In addition, there are a number of other amendments that form part of the IASB's annual improvement project which will be adopted by the Company on January 1, 2010.

The Company will adopt IFRS 3 (revised), IAS 27 (revised) and the amendments to IFRS 2 and IFRIC 11, IFRIC 14 and IAS 19 and IAS 32 as well as the additional amendments that form part of the IASB's annual improvement project if those are relevant to the Company's operations on January 1, 2010.  IFRIC 19 if relevant will be adopted on January 1, 2011.  The Company does not expect the adoption of these new standards, interpretations and amendments will have a material impact on the financial condition and results of operations.

The Company is required to adopt IFRS 9 by January 1, 2013 with earlier adoption permitted.  The Company is currently evaluating the potential impact of this standard on the Company's accounts.

CALENDAR PROFITS LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(IN US DOLLARS)

3.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation

The financial statements include the financial statement of the Company for the years ended December 31, 2009, 2008 and 2007 which have been prepared in accordance with International Financial Reporting Standard.  The measurement basis used in the preparation of the financial statements is the historical basis.

The preparation of financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses.  The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates.

b.	Provisions

A provision is recognized when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognized for a provision is the present value at the end of the reporting period the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the statement of comprehensive income.

c.	Cash and cash equivalents

Cash represents cash in banks and cash on hand.

d.	Accounts receivable

Accounts receivables are amounts due from customers for merchandise sold or services performed in the ordinary course of business.  If collection of trade receivables is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets.  If not, they are presented as non-current assets.

e.	Accounting estimates and judgements

The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances.  The estimates and underlying assumptions are reviewed on an ongoing basis.  The key assumptions concerning the future and other key sources of estimation uncertainty at the end of reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

.1           Estimated provision for impairment of accounts receivable

The Company makes provision for doubtful debts based on an assessment of the recoverability of accounts receivable. Provisions are applied to trade receivables where events or changes in circumstances indicate that the balances may not be collectible. The identification of doubtful debts requires the use of judgement and estimates based on the credit history of the customers and the current market conditions. Where the expectation is different from the original estimate, such difference will have an impact on the carrying value of receivables and doubtful debt expenses in the period in which such estimate has been changed.

CALENDAR PROFITS LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(IN US DOLLARS)

3.           BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
             (…/Cont’d)

f.	Revenue recognition

The Company generates revenue primarily from providing advisory services to corporate fund raising.

Revenue is recognized when service is provided to the customer.

g.	Income taxes

Income tax comprises current and deferred tax. Tax is recognized in the income statement, except income tax is recognized in the statement of comprehensive income, or in equity if it relates to items that are recognized in the same or a different period directly in equity.

Current tax assets and liabilities for the current and prior periods are measured on the basis of the tax law enacted at the date of statement of financial position.

Deferred tax is provided, using the liability method, on all temporary differences at the end of reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:-

—
where the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

—
in respect of taxable temporary differences associated with investments in subsidiaries and interests in jointly-controlled entities, where the timing of the reversal of the temporary differences can be controlled by the Company and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and unused tax losses can be utilized except:-

—
where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

—
in respect of deductible temporary differences associated with investments in subsidiaries and interests in jointly-controlled entities, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Conversely, previously unrecognized deferred tax assets are reassessed at each reporting period and are recognized to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the date of statement of financial position.

CALENDAR PROFITS LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(IN US DOLLARS)

3.           BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
              (…/Cont’d)

h.	Earnings per share

Basic earnings per share is computed on the basis of the weighted-average number of shares of our common stock outstanding during the year.

The following table sets forth the computation of basic and diluted net income/(loss) per common share:

	For the Years Ended December 31,
	2009	2008	2007

Net income/(loss) per common stock	$1,300	$(650)	$(600)

No. of ordinary shares	30	30	30

Earnings/(loss) per common stock:
Basic and diluted	$43	$(22)	$(20)

4.           ACCOUNTS RECEIVABLE

The Company performs ongoing credit evaluations of its customers' financial conditions. The Company generally encourages its clients to settle the outstanding balance within credit terms. As of  December 31, 2009, 2008 and 2007, no provision on accumulated allowance for doubtful accounts was provided.

5.           ACCRUED LIABILITIES AND OTHER PAYABLES

Accrued liabilities and other payables as of December 31, 2009, 2008 and 2007 consist of the following:

	2009	2008	2007

Accrued expenses	$4,000	$-	$-
Other payables	1,950	1,250	600
	$5,950	$1,250	$600

6.	INCOME TAXES

The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdictions in which they operate. The Company was incorporated under the International Business Companies Act of the BVI and, accordingly, are exempted from the payment of BVI income taxes.

No deferred income tax has been provided on gains/(loss) recognized, as the Company was incorporated under the International Business Companies Act of the BVI and accordingly, are exempted from the payment of BVI income taxes.

CALENDAR PROFITS LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(IN US DOLLARS)

7.	ISSUED CAPITAL

The Company was incorporated on January 12, 2000 with US$50,000 authorized capital, which comprises with 50,000 shares of US$1.00 par value. The Company issued 30 shares at par value to a sole shareholder, Zhang Pinger.

On March 20, 2010, the Company issued 42,000 shares at US$0.01 per share, that increased the shareholding by US$420.  Wu Qiang had acquired 40,000 shares and Nie Wanying had acquired 2,000 shares.   On April 12, 2010, Zhang Pinger transferred all his shares to Wu Qiang at US$0.01.

8.	SUBSEQUENT EVENTS

On March 20, 2010, the Company issued 42,000 shares at US$0.01 per share, that increased the shareholding by US$420.  Wu Qiang had acquired 40,000 shares and Nie Wanying had acquired 2,000 shares.   On April 12, 2010, Zhang Pinger transferred all his shares to Wu Qiang at US$0.01.

In April 2010, Wu Qiang advanced a loan of US$50,000 to the Company.  The loan was non-interest bearing and is not payable within 12 months from its effective date, and is only payable when the Company generates positive operating income in 2011 or the Company raises external financing in amount greater than US$ 1 million.

The Company increased its authorized capital to 10,000,000 ordinary shares with no par value in May, 2010. As of May 3, 2010, there were 2,500,000 ordinary shares issued and outstanding.